

October 24, 2012

Inger M. Klemp
Chief Financial Officer
Frontline, Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:     Frontline, Ltd.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-16601**

Dear Mrs. Klemp:

We have reviewed your response dated October 11, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1.  We note from your response to our previous comment 2 that use of the 3-year and 5-year trailing rates would not have impacted the conclusion of your impairment analysis, but the use of the 1-year trailing rate would have led to an impairment charge. In order to demonstrate how your impairment analysis would be impacted by changes in the rate assumption, please revise your discussion of impairment testing to include disclosure of the rate(s) used in your latest impairment test, the break even rate(s), and the actual rate(s) as of the end of the most recent fiscal year, by vessel class.  Further, please disclose the impact that use of the 1-year, 3-year and 5-year trailing rates would have had on your impairment analysis, by vessel class.  As this disclosure may become lengthy in narrative form, please consider the use of bullet points and/or charts for clarity.  For example, you could present a

chart, by vessel class, showing the relationship between charter rates ("X") and vessel valuations ("Y"), identifying the 20-year rate and the requested rates on the resulting trend line, and showing the carrying value of the vessels as of the latest balance sheet date on the "Y" axis. This would provide clear visual presentation of the sensitivity of the impairment analysis to changes in rate assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief